United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Northrop Grumman Corporation

Name of persons relying on exemption: School Sisters of Notre Dame Cooperative Investment Fund, Sisters of St. Dominic of Caldwell, and Sisters of St. Francis of Philadelphia

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton

Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities

Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Item 4, the shareholder proposal requesting a Human Rights Impact Assessment, at the Northrop Grumman Corporation Annual Meeting of Shareholders on May 19, 2021.

Summary of the Proposal: Shareholders request that Northrop Grumman publish a report, at reasonable cost and omitting proprietary information, with the results of human rights impact assessments examining the actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas.

Proponent Rationale for Engagement: The three proponents of this proposal are Catholic institutional investors, who have dedicated their lives and missions to advancing justice and peace. The proponents hold the belief that through engagement with portfolio companies, they can further align their resources to fulfill their mission to support systemic change. As society grapples with so much violence, this proposal is offered to frame the question on the purpose of the Company and whether there could be a more peaceful path forward. The proponents assert that there is a clear moral responsibility for companies and investors to acknowledge the direct role the defense industry plays in perpetuating human rights harms in war and conflict, and that all actors must contribute to appropriate remedies. The most severe human rights impacts of the defense sector are irremediable and result in the loss of life. The systemic risks to the economy and society from conflict and global instability furthered by this business model cannot easily be calculated on a balance sheet, but are of paramount importance to all investors. The proponents therefore offer this proposal - supported by strong legal and financial risk arguments - to Northrop Grumman and its shareholders as an invitation to deeply examine the business model in the context of its human rights responsibilities, so that leadership and vision be advanced to reduce the Company’s business activities that cause death and destruction, and that Northrop Grumman may instead have a purpose to contribute to a more positive vision for society.

Support for this proposal is warranted and in the best interest of shareholders because:

●	Northrop Grumman’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are likely and severe, which requires heightened due diligence and transparent disclosure about how the Company is addressing its impacts.
●	Failure to meaningfully assess the Company’s human rights impacts, to enable the Company to effectively act on the findings, may expose Northrop Grumman to material systemic risks, including negative legal, financial, and reputational risks. This proposal was supported by 24.16% of shareholders in 2020.
●	Existing disclosures fail to meaningfully account for the Company’s adverse human rights impacts resulting from end use of high-risk products and services, including in conflict-affected areas.
●	Compliance with U.S. law alone does not guarantee that Northrop Grumman is abiding by international humanitarian laws and human rights norms or that it is meeting its human rights responsibilities under the UN Guiding Principles on Business and Human Rights.

2

Arguments in Favor of the Human Rights Impact Assessment Proposal

1.)	Actual and potential human rights impacts associated with Northrop Grumman’s business are severe and warrant heightened due diligence and transparent disclosure to investors.

Northrop Grumman is the world’s fourth-largest defense company, operating in 25 countries and connected to a wide array of weapons and defense technologies.1 By the very nature of its business operations, Northrop Grumman poses risks of serious human rights violations, including risks to the rights to life, freedom from discrimination, privacy, freedom of movement, asylum, and health. Given these heightened risks, the Company should report on what its potential impacts are and how it plans to address them. In the absence of that disclosure, investors and stakeholders cannot be assured that the Company is meeting its human rights responsibilities. The UN Guiding Principles for Business and Human Rights (“UNGPs”) constitute the global authoritative framework outlining the roles and responsibilities of states and companies with respect to human rights. The UNGPs state that “the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate” and address the need for companies to “identify, prevent, mitigate and account for how it addresses its adverse human rights impacts.” A recent report published by Amnesty International found that Northrop Grumman, along with other companies in the defense industry, is not undertaking adequate human rights due diligence.2

Northrop Grumman’s most severe human rights impacts are likely to result from the use of its products and services, such as controversial arms trade, military training, nuclear weapons, and border surveillance systems. For example, Northrop Grumman has contracts with or supplies weapons to multiple states engaged in conflict, including Saudi Arabia, the United Arab Emirates, India, Israel, Morocco, and Colombia.3 The Company is one of the largest defense partners to Saudi Arabia, which has led the war on Yemen. Gross human rights violations, including war crimes,4 have been committed throughout the conflict, and Northrop Grumman was named as an integral company in supplying arms and services to the Saudi Arabia/UAE-led coalition.5 The Company manufactures the Longbow system, a weapons equipment package for the Apache helicopters and hellfire missiles, which it sells to thirteen countries.6 The UN has identified airstrikes by warplanes and helicopters as the “single largest cause of civilian casualties” in the war on Yemen.7 Northrop Grumman’s continued investments in ‘Autonomous Systems,’ or lethal autonomous weapons, such as the Bat Unmanned Aircraft System (UAS) and the Fire Scout, which raise significant concerns around violating fundamental legal and ethical principles and presenting destabilizing threats to international peace and security.8

Northrop Grumman also has at least $68.3 billion in outstanding nuclear weapons contracts, which are now illegal under international law as discussed below, and which are considered “incompatible with respect for the right to life and may amount to a crime under international law” by the UN Human Rights Committee.9 Furthermore, the Company is developing a biometric database for the U.S. Department of Homeland Security that risks privacy rights, increased surveillance, racial bias, and harm to immigrant communities.10 The high likelihood of severe impacts linked to Northrop Grumman’s business in conflict-affected and high-risk areas warrants disclosure of a human rights impact assessment report to shareholders.

3

2.)	Failure to effectively assess actual and potential human rights impacts presents material systemic risks to Northrop Grumman and its investors

The very nature of Northrop Grumman’s business to provide weapons and militarize borders creates economy-wide systemic risks in that they may undermine global peace and security and contribute to instability. Like climate change, increased militarization and violence present risks to the entire economy, across an investor’s entire portfolio, presenting a potential systemic existential threat. The industry poses risks of furthering systemic racism through increased surveillance of Black, brown, and indigenous communities, incentivizing war, destabilizing regions, and damaging the environment.11 Investors should be assured that the Company fully understands the nature of these risks and has meaningful systems in place to address them.

Northrop Grumman is exposed to legal, financial, reputational, and regulatory risks if it does not meet its human rights responsibilities. Furthermore, many of Northrop Grumman’s core business areas are connected to controversial weapons or foreign sales that expose the Company to legal risks pending potential regulatory developments. For example, the Biden administration is ending U.S. support for Saudi-led offensive in Yemen, citing human rights violations, potentially putting relationships with Saudi Arabia and Company contracts at risk.12 Had Northrop Grumman proactively assessed the human rights risks associated with these areas of business and determined not to pursue contracts, its business model would be more resilient to increasing national and international standards. Furthermore, growing international pressure to ban fully autonomous weapons puts its Autonomous Systems products at risk of potential regulation and scrutiny.13

Northrop Grumman also conducts business related to controversial weapons that are illegal under international law, exposing the Company to legal, reputational, and regulatory risks. For example, the Treaty on the Prohibition of Nuclear Weapons (TPNW) entered into force in January 2021, placing Northrop Grumman’s multi-billion-dollar nuclear weapons contracts at risk. The TPNW explicitly prohibits development, testing, production, manufacture and stockpiling of nuclear weapons or other nuclear explosive devices, as well as any assistance with those prohibited acts.14 There are currently 86 signatories to the TPNW and 54 states have ratified or acceded to the Treaty.15 Companies may be required to demonstrate that they are not conducting prohibited activities in jurisdictions that ratified the Treaty, a potentially costly endeavor. In addition to this, the TPNW serves as an important milestone in the development of the norm against nuclear weapons, which can influence the behavior of states not party, as evidenced by other weapons prohibition treaties. For example, since the entry into force of the Convention on Cluster Munitions (CCM) in 2010 and the Mine Ban Treaty (MBT) in 1999, production of the prohibited weapons among states partied and states not party has nearly ceased.16 Companies like Textron and Orbital ATK stopped producing cluster munitions in the United States, a state not party to the CMM, since the treaty’s entry into force.17 States not party to the MBT, like Egypt, adopted explicit policies against producing landmines after that treaty’s entry into force.18

The TPNW has inspired financial institutions to actively exit financial relationships with nuclear weapon producers, including ABP, who in January 2018 announced an end to all financing relationships19, and KBC Group who announced their compliance with all provisions of the new instrument upon its entry into force in January 2021.20 Even though the U.S. has not signed on to the TPNW, Northrop Grumman is exposed to risks as pressure mounts for financial institutions to end relationships with companies, such as Northrop Grumman, that are involved in the nuclear weapons industry. Over 90 financial institutions appear to have stopped funding activities to the nuclear weapons industry, and at least 35 financial institutions have adopted policies to prohibit lending to the nuclear weapons industry.21 Growing divestment pressure targeted at large funds, religious institutions, and universities limits the pool of potential shareholders, and may negatively impact Northrop Grumman’s access to capital. Potential future decreases in U.S. military spending may force Northrop Grumman to pursue other areas of business to remain profitable.22

4

3.)	Northrop Grumman’s existing policies, governance frameworks, and sustainability disclosures fail to name its salient human rights impacts resulting from use of products, including in conflict-affected areas, or acknowledge the Company’s responsibility to address these impacts.

While Northrop Grumman adopted a Human Rights Policy in 2013 and amended it in 2020 to include additional information on training, communication, and oversight, it has not disclosed the results of a human rights impact assessment (HRIA) to identify its most salient human rights issues, which should be the first step of human rights due diligence.23 The policy itself is lacking. The Company’s most salient impacts, meaning the most severe and likely to occur, are linked to the end use of its harmful products and services, including in conflict-affected areas. Yet the Human Rights Policy fails to even address these impacts. Best practice would dictate that an HRIA would have been properly conducted and the findings would inform the development or strengthening of the policy to prioritize efforts in a risk-based approach. However, gaps in the issues covered in the policy suggest this was not the case. The only mention of end user impacts in this policy is as follows: “The Company is mindful of how its products might be used over time and potential unintended uses.”24 The policy fails to specify potential harmful impacts of its products, and falsely limits the potential for adverse impacts to “unintended uses,” when the intended use of the Company’s defense products is typically harmful, even lethal. Being “mindful” of risks does not communicate that it has an effective risk management system in place. Investors would expect this policy to have specific guidelines for integrating human rights impacts linked to end use into contracting and strategic business decisions. Disclosure in the proxy statement goes beyond the policy and indicates the Company is “mindful of both intended and unintended uses of its products” and that it “may exit programs and/or decline to pursue others because of concerns related to potential impacts on human rights”, but fails to specify examples of human rights impacts of concern resulting from difference use cases of products or services, which would be identified through an HRIA to inform those decisions. 25

The policy also fails to address actual and potential human rights impacts linked to doing business with states engaged in armed conflict, despite the fact that the UNGPs calls for heightened due diligence in conflict-affected and high-risk areas. The Company has a significant business relationship with the Saudi Arabian government through its US-Saudi owned joint venture Vinnell Arabia, and the Saudi-led coalition is responsible for airstrikes that caused significant civilian deaths in Yemen. However, the policy fails to provide guidelines for standards that should guide business practices operating in conflict-affected areas, which is all but guaranteed in this sector. The policy’s only mention of conflict is compliance with mandatory conflict minerals legislation, which does not address the most salient human rights impacts nor cover the full scope of impacts referenced in the proposal.

5

In its Opposition Statement, the Company also cites the development of a Human Rights Working Group as responsive to the Proponents’ request for the results of an HRIA. While developments in human rights governance are welcome, the Company has failed to demonstrate if and how this working group is undertaking an HRIA to identify the salient issues raised in the proposal. As with the Human Rights Policy, the latest Sustainability Report fails to include human rights impacts of concern raised in the proposal as part of the HRIA request, leading investors to believe that use of products and concerns about conflict-affected areas would not be prioritized by this working group.

Proponents disagree with the claims in the Opposition Statement that the request of the proposal cannot be implemented in a “meaningful and constructive way” and that it is “not clear”, “vague” and “overly broad.” The UN Guiding Principles on Business and Human Rights call for companies to conduct HRIAs and involve meaningful consultation with potentially affected groups.26 HRIA is a risk assessment process increasingly utilized by companies in a wide range of sectors to meaningfully assess salient human rights impacts to conduct human rights due diligence. The Danish Institute for Human Rights provides clear guidance for companies on conducting HRIAs, with a toolkit outlining specific steps that Northrop Grumman could follow.27 Key steps of an HRIA include: “1. Planning and scoping; 2. Data collection and baseline development; 3. Analysing impacts; 4. Impact mitigation and management; and 5. Reporting and evaluation.”

Conducting the assessment in alignment with international human rights and humanitarian laws and standards is also critical to identifying salient human rights issues. Northrop Grumman obliquely references the UN Universal Declaration on Human Rights and the UNGPs on its human rights webpage,28 however it makes no commitment to respect all internationally protected human rights or meet those standards. Moreover, the Company’s business practices do not align with international human rights standards, such as the manufacture of nuclear weapons or the sale of weapons that have been used in airstrikes against civilians. It does not identify stakeholders who are consulted related to human rights matters or the expertise of relevant staff on human rights.

Proponents also refute claims that implementing the proposal’s request for disclosure would in itself require any operational changes, directly impact customer use of products, or harm the business. Conducting an HRIA is simply leveraging a risk management tool in line with the UNGPs, with clear benefits for the Company, its investors, and potentially impacted stakeholders. If the Company is concerned that disclosing the severity of its human rights impacts would cause so much harm to the business, this calls into question the Company’s core purpose, products, and services, as opposed to the necessity or validity of the HRIA process.

At Northrop Grumman’s 2020 AGM, 24.16% of shareholders voted in favor of the same proposal requesting reporting on the results of an HRIA. When a quarter of the Company’s investors are calling for this reporting, it is expected that the Company would take steps to increase investor engagement on the topic. However, for a second year, the Company filed a request for No-Action with the SEC and tried to keep this proposal off the proxy and limit shareholders’ ability to weigh in on important human rights concerns. Northrop Grumman’s request argued that the Company had substantially implemented the request of the proposal and that it contained vague or misleading language, however the SEC ruled in favor of Proponents after concluding that the Company did not have a basis to exclude the proposal. This decision signals that existing disclosures fail to respond to investor interest in information that identifies actual and potential human rights impacts from the Company’s high-risk products, services or business relationships.

6

4.)	Compliance with U.S. laws and regulations does not guarantee Northrop Grumman is meeting its human rights responsibilities, which requires following international human rights and humanitarian laws and standards, or protect the Company from liability if the Company’s products or services are used to commit human rights violations.

Compliance with U.S. law alone and U.S. arms export controls does not fulfill Northrop Grumman’s human rights responsibilities or insulate the Company from causing, contributing, or being linked to human rights violations. Its business practices may violate international humanitarian laws and human rights norms and standards, such as the manufacture of nuclear weapons, which are now illegal under international law following the entry into force of the Treaty on the Prohibition of Nuclear Weapons and the sale of arms, while approved through the U.S. government’s Foreign Military Sales program, are used by a foreign government to commit acts defined as war crimes under international humanitarian law.

Companies in the defense sector, including Northrop Grumman, have significant influence in U.S. government defense spending, through lobbying activities and the “revolving door” between the private defense sector and roles in government. The Company also drives demand from government customers for the weapons and defense technologies that it produces. These close ties present concerns that the Company has an effective human rights risk management system of its own in place.

It is therefore appropriate for the Company to conduct its own HRIA to supplement due diligence conducted by the U.S. government and factor human rights risks into processes for vetting potential contracts and through the process to carry out contracts, particularly for high-risk products and services and when doing business that will have impacts in conflict-affected areas. Northrop Grumman appears to equate a contract with or approval by the U.S. government as a guarantee that a particular area of business or doing business with a particular government will not interfere with the Company’s human rights responsibilities, and this is a false and misleading conclusion. Under the UNGPs, Northrop Grumman has a responsibility to respect human rights that is separate and distinct from the state duty to protect human rights.

7

Conclusion

Northrop Grumman has a heightened responsibility to conduct due diligence and provide the results of its process to identify and assess the most salient human rights impacts associated with its business. The most severe human rights impacts of Northrop Grumman’s defense industry are irremediable and result in the loss of life. The Company must consult with stakeholders and identify its risks in order to establish clear priorities for its human rights risk management. Proponents encourage all Northrop Grumman shareholders to support Item 4, the shareholder proposal requesting a Human Rights Impact Assessment.

For more information, please contact:

Mary Beth Gallagher, Executive Director, Investor Advocates for Social Justice, mbgallagher@iasj.org, (973) 509-8800

Representing School Sisters of Notre Dame Cooperative Investment Fund, Sisters of St. Dominic of Caldwell, and Sisters of St. Francis of Philadelphia

Date: April 22, 2021

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

1 https://www.northropgrumman.com/who-we-are/#:~:text=Northrop%20Grumman%20has%20approximately%2097%2C000,25%20countries%20around%20the%20world.

2 https://www.amnesty.org/download/Documents/ACT3008932019ENGLISH.PDF

3 www.northropgrumman.com/AboutUs/OurGlobalPresence/Pages/default.aspx ; www.upi.com/DefenseNews/2015/10/16/Colombia-receives-Northrop-Grumman-ANTPS-78-radar/4871445000556/ ; www.moroccoworldnews.com/2018/05/246179/morocco-cargo-m1a2s-laser-tanks-us /; https://news.northropgrumman.com/news/releases/northrop-grumman-delivers-center-fuselage-for-firstisraeli-f-35-aircraft

4 https://www.hrw.org/news/2020/0921/us-war-crimes-yemen-stop-looking-other-way

5 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

6 https://www.northropgrumman.com/what-we-do/an-apg-78-longbow-fire-control-radar

7 https://www.hrw.org/news/2016/12/08/yemen-us-made-bombs-used-unlawful-airstrikes

8 https://paxforpeace.nl/media/download/pax-report-slippery-slope.pdf

9 https://www.dontbankonthebomb.com/northrop-grumman/ ; https://www.unfoldzero.org/un-human-rights-committee-condemns-the-threat-or-use-of-nuclear-weapons-and-other-wmd/#:~:text=36%20(2018)%20on%20article%206,a%20crime%20under%20international%20law.&text=No%20one%20shall%20be%20arbitrarily%20deprived%20of%20his%20life.

10 https://theintercept.com/2020/11/17/dhs-biometrics-dna/

11 https://ips-dc.org/wp-content/uploads/2020/04/No-Warming-No-War-Climate-Militarism-Primer.pdf

12 https://apnews.com/article/biden-end-support-saudi-offenseive-yemen-b68f58493dbfc530b9fcfdb80a13098f

8

13 https://www.hrw.org/report/2020/08/10/stopping-killer-robots/country-positions-banning-fully-autonomous-weapons-and

14 http://undocs.org/A/CONF.229/2017/8

15 https://www.icanw.org/signature_and_ratification_status

16 Cluster Munitions Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/cluster-munition-monitor-2019/cluster-munitionban-policy.aspx; Landmine Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/landmine-monitor-2019/ban-policy.aspx.

17 Worldwide Investment in Cluster Munitions, PAX, December 2018, https://www.paxforpeace.nl/publications/allpublications/worldwide-investment-in-cluster-munitions-2018

18 “Egypt: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 9 October 2018, http://www.the-monitor.org/engb/reports/2018/egypt/mine-ban-policy.aspx#ftn7 ; “United States: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 18 December 2019, http://www.the-monitor.org/en-gb/reports/2019/united-states/mine-banpolicy.aspx#:~:text=%5B13%5D%20The%202020%20Trump%20administration,countries%20 between%201969%20and%201992.

19 “ABP Pension Fund excludes tobacco and nuclear weapons”, ABP, January 2018, https://www.abp.nl/english/press-releases/abp-pension-fund-excludes-tobacco-and-nuclear-weapons.aspx

20 “KBC nuclear arms policy fully in line with UN Treaty on Prohibition of Nuclear Weapons”, KBC Group, January 2021, https://www.kbc.com/content/dam/kbccom/doc/newsroom/pressreleases/2021/20210122_PB_VNverdrag_Kernwapens_ENG.pdf?fbclid=IwAR310l3vmdVLa9ROnhlS-

MEjBCScdWmqpMURs-WIZgXYmtQ98RREqNAdr60

21 https://www.dontbankonthebomb.com/

22 https://www.defensenews.com/breaking-news/2021/04/09/biden-requests-715b-for-pentagon-hinting-at-administrations-future-priorities/

23 UNGPs Principle 18

24 “ABP Pension Fund excludes tobacco and nuclear weapons”, ABP, January 2018, https://www.abp.nl/english/press-releases/abp-pension-fund-excludes-tobacco-and-nuclear-weapons.aspx https://www.northropgrumman.com/corporate-responsibility/northrop-grumman-human-rights-policy/#:~:text=Company%20employees%20have%20the%20right,human%20trafficking%20of%20any%20kind.

25 https://investor.northropgrumman.com/node/37926/html

26 UNGP 18, https://www.ohchr.org/documents/publications/guidingprinciplesbusinesshr_en.pdf

27 https://www.humanrights.dk/sites/humanrights.dk/files/media/document/DIHR%20HRIA%20Toolbox_Welcome_and_Introduction_ENG_2020.pdf

28 https://www.northropgrumman.com/corporate-responsibility/northrop-grumman-human-rights-policy/

9